[Letterhead of Sutherland Asbill & Brennan LLP]

March 30, 2011

VIA EDGAR

Dominic Minore, Esq.
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	NeXt Innovation Corp.
Registration Statement on Form N-2, filed on January 7, 2010
File No. 333-171578

Dear Mr. Minore:

On behalf of NeXt Innovation Corp. (f/k/a Next BDC Capital Corp.)(the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on March 25, 2011 with respect to Amendment No. 1 to the Company’s registration statement on Form N-2 (File No. 333-171578), filed with the Commission on February 28, 2011 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”).  The Staff’s comments are set forth below and are followed by the Company’s responses.  Where revisions to the Registration Statement or Prospectus are referenced in the Company’s responses set forth below, such revisions have been included in Amendment No. 2 to the Registration Statement, filed concurrently herewith.

1.	Please revise the cover page of the Prospectus to disclose both the aggregate and per share net proceeds to the Company, after deducting estimated offering expenses.

The Company has revised the cover page of the Prospectus in response to the Staff’s comment.

Dominic Minore, Esq.
March 30, 2011

2.
In the final sentence of the paragraph immediately preceding the table of contents, please delete the reference to supplementing the Prospectus in the event of a material change to the information set forth therein.

The Company has revised the above-referenced sentence in response to the Staff’s comment.

Summary

3.	Please add a page number to the “Risk Factors” cross-reference set forth in the first paragraph in the “Summary” section of the Prospectus.

The Company has revised the above-referenced paragraph in response to the Staff’s comment.

4.	Please revise the first three paragraphs in the “Summary” section of the Prospectus to present the text in non-italicized form.

The Company has revised the above-referenced paragraphs in response to the Staff’s comment.

5.
Please revise the last sentence in the third paragraph under the sub-heading “–NeXt Capital” to clarify that the companies to which you are referring are the ones your investment adviser will evaluate on your behalf, rather than companies with growth potential in general.

The Company has revised the above-referenced sentence in response to the Staff’s comment.

6.
Please revise the disclosure set forth under the sub-heading “–About NeXt Asset Management” to provide the individual years of investing experience of Messrs. Moe, Bard and Pampoulov, rather than stating  a combined number.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

7.
Please revised the disclosure set forth in the penultimate sentence of the final paragraph under the sub-heading “–About NeXt Asset Management” to clarify that the Company’s management fee would be payable on both borrowings and any issuances of preferred stock.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Dominic Minore, Esq.
March 30, 2011

Summary – Potential Competitive Advantages

8.
Please revise the bullet-point entitled “Detailed, transparent and repeatable investment process” to clarify, where appropriate, that investment process has not previously been implemented in the context of a business development company.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

The Offering

9.	Please revise the disclosure under the sub-heading “–Leverage” to clarify, if true, that the Company will not issue preferred stock during the twelve months following completion of the offering.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Risk Factors

10.
Please revise the opening paragraph of the “Risk Factors” section of the Prospectus to present the text in non-italicized form.  In addition, please revise each of the risk factor headings to present them in non-italicized form.

The Company has revised the disclosure throughout the “Risk Factors” section of the Prospectus in response to the Staff’s comment.

11.
Please revise the second sentence in the opening paragraph of the “Risk Factors” section of the Prospectus to remove the phrase “we have identified.”  In addition, please revise the third sentence in the above-referenced paragraph to remove the phrase “or not presently deemed material to us.”

The Company has revised the above-referenced sentences in response to the Staff’s comment.

12.
Please revise the third sentence under the risk factor entitled “Our incentive fee may induce NeXt Asset Management to make speculative investments” to clarify that the Company will not use borrowings or other leverage during the twelve months following completion of the offering.

The Company has revised the above-referenced sentence in response to the Staff’s comment.

Dominic Minore, Esq.
March 30, 2011

13.
Please revise the last sentence in the second paragraph under the risk factor entitled “Regulations governing our operation as a business development company …” to clarify that no lender will have any ability to approve any new investment objective or investment policies or strategies proposed by the Company.

The Company has removed the above-referenced sentence in response to the Staff’s comment.

14.	Please revise the heading for the risk factor entitled “Investors in this offering will incur dilution” to add the word “immediate.”

The Company has revised the above-referenced risk factor in response to the Staff’s comment.

Discussion of the Company’s Expected Operating Plans - Expenses

15.	Please confirm that all of the expenses listed in this section are reflected in the estimates set forth in the “Fees and Expenses” section of the Prospectus.

The Company confirms to the Staff that the estimates included in the “Fees and Expenses” section of the Prospectus reflect all of the expenses described under the sub-heading “Expenses” in the section of the Prospectus entitled “Discussion of the Company’s Expected Operating Plans” that the Company expects to incur during first year of operations following completion of its initial public offering.

16.	Please revise the disclosure set forth under the sub-heading “Expenses” to clarify that these expenses will ultimately be borne by the Company’s investors.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

17.
We note your inclusion of disclosure regarding your accrual of an expense in the event that an incentive fee would be payable to the Company’s investment adviser in the event that the unrealized capital gains on the Company’s portfolio were to be realized.  Please revise such disclosure throughout the Prospectus to remove the word “generally” with respect to your accrual obligation in such circumstances.

The Company has revised the above-referenced disclosure throughout the Prospectus in response to the Staff’s comment.

Discussion of the Company’s Expected Operating Plans – Financial Condition

18.	Please revise the disclosure in the second paragraph of this section to clarify, if true, that the Company will not issue preferred stock during the twelve months following completion of the offering.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Dominic Minore, Esq.
March 30, 2011

19.
Please revise the disclosure in the second paragraph of this section to clarify, if true, that the Company has no present plans to issue additional shares of its common stock during the twelve months following completion of the offering.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Management

20.	Please revise the disclosure set forth under the sub-heading “–Interested Directors” to clarify Mr. Klein’s financial relationship with NeXt Asset Management.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

21.
Please revise the final sentence in each of the director biographies to clarify that the board of directors has concluded that such director is qualified to serve on the Company’s board of directors for the reasons set forth therein.

The Company has revised the above-referenced disclosure in each of the director biographies in response to the Staff’s comment.

Investment Advisory Agreement – Management Fees

22.	Please revise the final paragraph of this section to indicate that any accrual of incentive fees will be reflected in the Company’s calculation of its net asset value.

The Company has revised the above-referenced paragraph in response to the Staff’s comment.

Dominic Minore, Esq.
March 30, 2011

*          *          *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Michael T. Moe / NeXt Innovation Corp.
John Mahon / Sutherland Asbill & Brennan LLP